

January 10, 2012

<u>Via U.S. Mail</u>
Maureen Cottrell
President, Principal Executive Officer
Awareness For Teens, Inc.
3416 Rollsreach Drive
San Diego, California 92111

> **Re:** **Awareness For Teens, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 15, 2011**
> **File No. 333-169028**

Dear Ms. Cottrell:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

<u>Prospectus Cover Page</u>

1. We note your response to comment 4 in our letter dated September 24, 2010. However, we still note references on pages 2 and 15 in the prospectus to you "being deemed" a shell company. Please revise to disclose throughout the prospectus that you are a shell company.

<u>Information with Respect to the Registrant, page 17</u>

<u>Competition and Competitive Strategy, page 18</u>

2. We note your response to comment 18 in our letter dated September 24, 2010; however, we note you did not revise your disclosure in the prospectus to address the substance of the first part of our comment. Thus, please revise your disclosure to describe how your competitors' services may differentiate with the services you will provide.

<u>Employees, page 20</u>

3. We note your response to comment 20 in our letter dated September 24, 2010; however, we note you did not revise your disclosure in the prospectus to address the substance of our comment. Thus, please revise your disclosure to explain how you expect you will be able to secure guest lecturers from financial institutions such as banks and brokerage firms at no cost.

<u>Financial Statements</u>

<u>Note 1. Nature of Business and Significant Accounting Estimates, page F-8</u>

4. Please tell us and disclose the date of the company's elected fiscal year end.

<u>Dealer Prospectus Delivery Obligations</u>

5. We note you removed the disclosure related to the dealer prospectus delivery obligations in response to comment 27 in our letter dated September 24, 2010. However, please revise to include this disclosure on the outside back cover page of the prospectus. Refer to Item 502(b) of Regulation S-K.

You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376, or Robert Littlepage, Accountant Branch Chief, at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, Celeste Murphy, Legal Branch Chief, at (202) 551-3257, or me, at (202) 551-3810, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: <u>Via Facsimile:</u>
        Ronald J. Stauber, Esq.